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Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Incorporation/Organization
ITG Inc.	Delaware
AlterNet Securities, Inc.	Delaware
ITG Software Solutions, Inc.	Delaware
ITG Global Trading Incorporated	Delaware
ITG Solutions Network, Inc.	Delaware
ITG Analytics, Inc.	Delaware
ITG Investment Research, Inc.	Delaware
The Macgregor Group, Inc.	Delaware
ITG Derivatives LLC	Illinois
Investment Technology Group International Limited	Ireland
ITG Ventures Limited	Ireland
Investment Technology Group Limited	Ireland
Investment Technology Group Europe Limited	Ireland
ITG Investment Technology Group (Israel) Ltd.	Israel
ITG Australia Limited	Australia
ITG Canada Corp.	Nova Scotia
TriAct Canada Marketplace LP	Ontario
ITG Hong Kong Limited	Hong Kong

Note: Certain subsidiaries were omitted from this list in accordance with Regulation S-K Item 601(b)(21)(ii).

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  Exhibit 21.1